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FOR IMMEDIATE RELEASE

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                                                                              INVESTOR
                                                                   CONTACT:   RELATIONS
                                                                              (210) 302-6030
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LA QUINTA MOTOR INNS LIMITED PARTNERSHIP ANNOUNCES
UNITHOLDER APPROVAL OF MERGER

    San Antonio, Texas (January 24, 1994) . . . La Quinta Motor Inns Limited Partnership (the "Partnership") (NYSE:LQP) today announced that its unitholders have approved the merger of the Partnership with LQI Merger Corporation, a corporation formed at the direction La Quinta Inns, Inc. ("La Quinta") (NYSE:LQI). Approximately 87% of the units of limited partnership interest in the Partnership that were outstanding and entitled to vote at a special meeting of unitholders held today (including all 82% of the units beneficially owned by La Quinta) were voted in favor of the merger.

    The merger will be completed tomorrow upon the filing of a certificate of merger with the Delaware Secretary of State. The payment of the merger consideration of $13.00 net in cash per unit, without interest, will occur as promptly as practicable through The First National Bank of Boston, the Partnership's exchange agent for the merger.

    The Partnership owns 31 inns in 15 states all of which are managed by La Quinta. La Quinta owns and/or operates more than 220 limited service inns in 29 states.